Exhibit 4.3

AMENDMENT NO. 1

TO

REPLACEMENT CAPITAL COVENANT

Amendment No. 1 To Replacement Capital Covenant (this “Amendment”) dated as of July 18, 2014, by Dominion Resources, Inc., a Virginia corporation (together with its successors and assigns, the “Corporation”), to the Replacement Capital Covenant dated as of June 17, 2009 (the “June 2009 RCC”) entered into by the Corporation in favor of and for the benefit of each Covered Debtholder (as defined in the June 2009 RCC).

Recitals

A. The Corporation entered into the June 2009 RCC in connection with the issuance of $685,000,000 aggregate principal amount of its 2009 Series A 8.375% Enhanced Junior Subordinated Notes (the “Series A Notes”).

B. Pursuant to clause (iv) of Section 4(b) of the June 2009 RCC, the Corporation may amend the terms of the June 2009 RCC without the consent of the Covered Debtholders provided that such amendment or supplement is not adverse to the Holders of the then-effective Covered Debt and an officer of the Corporation has delivered to the Holders of the then-effective Covered Debt in the manner provided for in the indenture or other instrument under which such Covered Debt was issued a written certificate stating that, in his or her determination, such amendment or supplement is not adverse to the rights of the Holders of the then-effective Covered Debt.

C. The intent and effect of this Amendment is to change, from 180 days to 365 days, the length of the measurement period utilized for determining the Corporation’s ability to redeem or repurchase all or a portion of the Series A Notes when such determination is made via reference to the amount of net cash proceeds received by the Corporation from the issuance and sale of its Common Stock or other equity-like securities or the market value of common stock delivered or issued by the Company in connection with certain transactions (as described in the June 2009 RCC) prior to such redemption or repurchase.

D. Capitalized terms not otherwise defined herein shall have the meaning given such terms in the June 2009 RCC.

NOW THEREFORE, the Corporation hereby amends the June 2009 RCC as set forth in this Amendment.

Section 1. The reference to “180 days” contained in the definition of “Measurement Period” contained on Schedule I of the June 2009 RCC is hereby deleted and replaced with “365 days.”

Section 2. Except as expressly amended hereby, all of the provisions of the June 2009 RCC continue in full force and effect.

Section 3. This amendment shall be governed by and construed in accordance with the laws of the State of New York.

[Signature Page Follows]

IN WITNESS WHEREOF, the Corporation has caused this Amendment to be executed by its duly authorized officer, as of the day and year first above written.

DOMINION RESOURCES, INC.
By:	/s/ G. Scott Hetzer
G. Scott Hetzer
Senior Vice President and Treasurer